For the year ended (a) 12/31/96
File # 811-660


                                 SUB - ITEM 77J
                      Reclassification of Capital Accounts



The  Fund  accounts  and reports  for  distributions  to
shareholders in accordance with A.I.C.P.A. Statement  of
Position 93-2:  Determination, Disclosure, and Financial
Statement  Presentation  of Income,  Capital  Gain,  and
Return of Capital Distributions by Investment Companies.
The  effect  of applying this statement was to  increase
undistributed   net  investment  income   by   $333,913,
decreased  net  realized gains by $54,498 and  decreased
paid-in  capital  in excess of par  by  $279,415.   Such
reclassification and no effect on net assets, results of operations, or net asset value per share.





























For the year ended (a) 5/31/95
File # 811-3264


                         SUB - ITEM 77J
              Reclassification of Capital Accounts



Reclassification of Capital Accounts: The Fund  accounts
and   reports  for  distributions  to  shareholders   in
accordance  with A.I.C.P.A. Statement of Position  93-2;
Determination,   Disclosure,  and  Financial   Statement
Presentation  of  Income, Capital Gain,  and  Return  of
Capital Distributions by Investment Companies.  For  the
Intermediate Term Series, the effect of applying this statement was to increase undistributed net investment income and increase accumulated net realized losses by $92,902 for market discount recognized on securities sold. Current year net investment income, net realized losses and net assets were not affected by this change.